SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                      ------------------------------------

               RESOURCES ACCRUED MORTGAGE INVESTORS L.P.-SERIES 86
                            (Name of Subject Company)

                             BIGHORN ASSOCIATES LLC
                    PRESIDIO CAPITAL INVESTMENT COMPANY, LLC
                    ----------------------------------------
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------

                                   David King
                    Presidio Capital Investment Company, LLC
                               527 Madison Avenue
                            New York, New York 10022
                                 (212) 319-3400

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                                David J. Heymann
                               Post & Heymann, LLP
                             100 Jericho Quadrangle
                             Jericho, New York 11753
                                 (516) 681-3636
                      ------------------------------------

                            CALCULATION OF FILING FEE

================================================================================
Transaction Valuation*:  $3,256,000                Amount of Filing Fee: $651.20
================================================================================

* For purposes of calculating the fee only. This amount assumes the purchase of 148,000 units of limited partnership interest ("Units") of the subject partnership for $22 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

                                                           (cover page 1 of 2)

                                                           (cover page 2 of 2)


|x| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $651.20
Form or Registration No.:  14D-1
Filing Party: Bighorn Associates LLC
Date Filed:  November 17, 1999

CUSIP No. NONE                        14D-1/A                             Page 3
--------------------------------------------------------------------------------
1.    Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                             Bighorn Associates LLC
                                   11-3516771
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

      (a)   |_|

      (b)   |X|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4     Sources of Funds

                                       WC
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(e) or 2(f)                                                           |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

                                    Delaware
--------------------------------------------------------------------------------
7.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None
--------------------------------------------------------------------------------
8.    Check if the Aggregate Amount in Row 7 Excludes Certain Shares |_|

--------------------------------------------------------------------------------
9.    Percent of Class Represented by Amount in Row 7

                                       0
--------------------------------------------------------------------------------
10.   Type of Reporting Person

                                       OO
================================================================================

CUSIP No. NONE                        14D-1                               Page 4
================================================================================
1.    Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                    Presidio Capital Investment Company, LLC
                                   06-1509220
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

      (a)   |_|

      (b)   |X|
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4     Sources of Funds

                                       N/A
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(e) or 2(f)                                                           |_|

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

                                    Delaware
--------------------------------------------------------------------------------
7.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                     3,199*
--------------------------------------------------------------------------------
8.    Check if the Aggregate Amount in Row 7 Excludes Certain Shares     |_|
--------------------------------------------------------------------------------
9.    Percent of Class Represented by Amount in Row 7

                                      .97%
--------------------------------------------------------------------------------
10.   Type of Reporting Person

                                       CO
================================================================================
* 1,389 units are owned by T-Two Partnership Acquisition Company, L.P. and 1,810 are owned by Presidio Partnership II Corp., both of which are directly or indirectly 100% owned by Presidio Capital Investment Company, LLC

                                 SCHEDULE 14D-1

      This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on November 17, 1999 as amended by Amendment No. 1 dated November 30, 1999, by Bighorn Associates LLC, a Delaware limited liability company (the "Purchaser"), and Presidio Capital Investment Company, LLC, relating to the tender offer by the Purchaser to purchase up to 148,000 outstanding units of limited partnership interest ("Units") of Resources Accrued Mortgage Investors L.P.-Series 86 (the "Partnership"), at a purchase price of $22 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

Item 10. ADDITIONAL INFORMATION.

      Item 10(f) is hereby supplemented as follows:

      The information set forth in Supplement No. 1 to the Offer to Purchase attached hereto as Exhibit (a)(4) and the press release attached hereto as Exhibit (a)(5) is incorporated by referenced herein.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

      Item 11 is hereby supplemented by adding the following, a copy of which is attached hereto as Exhibit:

      (a)(4)  Supplement No. 1 to Offer to Purchase dated December 14, 1999

      (a)(5)  Press Release dated December 14, 1999


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    BIGHORN ASSOCIATES LLC


                                    By: Presidio Capital Investment
                                        Company, LLC, member


                                        By /s/ David King
                                           -------------------------------------
                                           David King
                                           President


                                    PRESIDIO CAPITAL INVESTMENT
                                    COMPANY, LLC


                                    By /s/ David King
                                       -----------------------------------------
                                       David King
                                       President

Dated: December 14, 1999


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